

March 30, 2018

Mr. Raj B. Dave
Chief Securities Counsel and Assistant Corporate Secretary
Newell Brands Inc.
221 River Street, 13th Floor
Hoboken, NJ 07030-5891

> **Re:** **Newell Brands Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 23, 2018**
> **File No. 001-09608**

Dear Mr. Dave:

We have reviewed your filing and have the following comments. Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Background of the Starboard Solicitation, page 10

1. Please disclose whether Mr. Polk or Mr. Smith initiated the conversation on March 18, 2018 and, if it was not initiated by Mr. Polk, remove the reference to "ongoing outreach to shareholders."

2. Please revise the disclosure regarding Starboard's March 20, 2018 press release to remove the reference to a letter to shareholders since it does not appear that Starboard issued a letter to shareholders on that date.

3. We note disclosure in this section emphasizing that Starboard only recently began accumulating shares of the Company. Please provide similar disclosure for Mr. Icahn and his affiliates since it appears they began accumulating shares of the Company on or about the same date as Starboard.

Form of Proxy Card

4. Please provide a means for shareholders to withhold authority to vote for each nominee in accordance with Rule 14a-4(b)(2). In addition, since the election of directors is contested and appears to be subject to a plurality voting standard, please remove the options to vote "against" and to "abstain" from voting on the election of directors or advise us why you believe these voting options are appropriate.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3589 if you have any questions.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Joel May, Esq.
       Jones Day